                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

                      UNDER THE TRUST INDENTURE ACT OF 1939

                        PENN TREATY AMERICAN CORPORATION
                               (Name of applicant)

                               3440 Lehigh Street
                               Allentown, PA 18103
                    (Address of principal executive offices)

 -------------------------------------------------------------------------------

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

               TITLE OF CLASS                                    AMOUNT
               --------------                                    ------
  6 1/4% Convertible Subordinated Notes due 2008               $74,750,000

                    -----------------------------------------

            Approximate date of proposed public offering: As soon as
               practicable after the date of effectiveness of this
                         Application for Qualification.

                                 William W. Hunt
                      President and Chief Operating Officer

                        Penn Treaty American Corporation
                               3440 Lehigh Street
                               Allentown, PA 18103

                     (name and address of agent for service)

                                 with a copy to:
                            Justin P. Klein, Esquire
                    Ballard Spahr Andrews and Ingersoll, LLP
                         1735 Market Street, 51st Floor
                             Philadelphia, PA 19103

                    -----------------------------------------

                                     GENERAL

1.       General Information.

         (a)      Form of organization: Corporation

         (b)      State under the laws of which organized: Pennsylvania

2.       Securities Act exemption applicable.

         Upon the terms set forth in an Offering Circular dated August 27, 2002 and the related Letter of Transmittal (which together constitute the "Exchange Offer"), Penn Treaty American Corporation (the "Company") is offering to exchange up to $74.75 million principal amount of the Company's 6 1/4% Convertible Subordinated Notes due 2008 (the "Exchange Notes") for up to all of the outstanding principal amount of the Company's 6 1/4% Convertible Subordinated Notes due 2003 (the "Subordinated Notes"). The Company will extend the Exchange Offer to each holder of its outstanding Subordinated Notes if the notes are validly tendered and not withdrawn in the Exchange Offer.

         The Company has engaged Philadelphia Brokerage Corporation for consulting services in connection with the Company's recapitalization but not to solicit the exchange of Subordinated Notes in the Exchange Offer.

         The Company is making the Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Subordinated Notes.

                                  AFFILIATIONS

3.       Affiliates.

         To the Company's knowledge, item 5 of this Application sets forth the name and address of the only shareholder of the Company holding 10% or more of the Company's voting securities as of August 26, 2002.

         The following list sets forth the relationship among the Company and all of its principal direct and indirect subsidiaries as of August 27, 2002. Each of the entities listed under A through E below is a wholly-owned subsidiary of the Company. Indirect subsidiaries are indented and listed under their direct parent corporations. American Network Insurance Company, a subsidiary of Penn Treaty Network American Insurance Company, currently beneficially owns approximately 2.5% of the outstanding Common Stock of the Company.

A.       Senior Financial Consultants Company

B.       Penn Treaty Network America Insurance Company

                  American Network Insurance Company

                  Network Insurance Senior Health Division

C.       American Independent Network Insurance Company of New York

D.       United Insurance Group Agency

E.       Penn Treaty (Bermuda) Ltd.


                             MANAGEMENT AND CONTROL

4. Directors and Executive Officers. The following table sets forth the name and office of all directors and executive officers of the Company as of August 26, 2002. The address of each director and executive officer is c/o Penn Treaty American Corporation, 3440 Lehigh Street, Allentown, PA 18103.

     Irving Levit                Founder, Chairman of the Board, Director, Chief Executive Officer

     William W. Hunt             President, Chief Operating Officer

     Cameron B. Waite            Executive Vice President, Chief Financial Officer

     A.J. Carden                 Executive Vice President, Director

     Michael F. Grill            Treasurer, Comptroller, Director

     Jim Heyer                   Senior Vice President, Risk Management

     Jack Baum                   Vice President of Agency Management, Director

     Alexander M. Clark          Director

     Francis R. Grebe            Director


                                       3


     Gary E. Hindes              Director

     Matthew W. Kaplan           Director

     Domenic P. Stangherlin      Director


5. PRINCIPAL OWNERS OF VOTING SECURITIES. The following table sets forth, as of August 26, 2002, the security ownership of each person who was known by the Company to beneficially own 10% or more of the voting securities of the Company.

                                 TITLE                           PERCENTAGE OF
    NAME AND COMPLETE          OF CLASS           AMOUNT            VOTING
     MAILING ADDRESS             OWNED            OWNED         SECURITIES OWNED
------------------------     ------------      ------------     ----------------
       Irving Levit          Common Stock      2,451,895(1)          12.3%
c/o Penn Treaty American
      Corporation
  3440 Lehigh Street
 Allentown, PA 18103

(1) Includes 46,350 shares held by a private foundation of which Mr. Levit is an officer and director, 45,007 shares held by Mr. Levit as trustee of a retirement account, 147,167 shares held by Mr. Levit as co-trustee of an irrevocable trust for Mr. Levit's children and exercisable options to purchase 241,455 shares of Common Stock. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of August 27, 2002 are deemed outstanding for computing the percentage beneficially owned by Mr. Levit. Excludes 46,000 shares held by Mr. Levit's wife as to which he disclaims beneficial ownership and 59,233 shares held by other family members as to which he also disclaims beneficial ownership.

                                  UNDERWRITERS

6.       Underwriters.

         (a)      Persons acting as underwriters within the last three years:
None.

         (b)      Not applicable.



                               CAPITAL SECURITIES

7.       Capitalization.

         (a) The following table sets forth, as of August 26, 2002, certain information as to each authorized class of securities of the Company:

          Col. A.                      Col. B                     Col. C
      TITLE OF CLASS             AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
---------------------------    ----------------------     ----------------------
Common Stock, par value              40,000,000                19,907,737
$0.10 per share (1)(2)

Preferred Stock (1)(3)                5,000,000                      0

6 1/4% Convertible                  $74,750,000               $74,750,000 (4)
Subordinated Notes due 2003


         (1) In February 2002, Penn Treaty received the approval of the Pennsylvania Insurance Department of a Corrective Action Plan for two of the Company's subsidiaries, Penn Treaty Network America Insurance Company and American Network Insurance Company. As a result, the Company has recommenced sales of its long-term care insurance products in Pennsylvania and 25 other states. The principal component of the Corrective Action Plan was a Reinsurance Agreement with Centre Solutions (Bermuda), Limited, a subsidiary of Zurich Financial Services Group, pursuant to which Centre Solutions agreed to reinsure 100% of the long-term care insurance policies of Penn Treaty Network America Insurance Company and American Network Insurance Company currently in-force, subject to an aggregate limit of liability.

                  In connection with the Reinsurance Agreement, the Company granted Centre Solutions four tranches of warrants to purchase a total of 5,000,000 shares of convertible Preferred Stock, three tranches of which are immediately exercisable and one tranche that only becomes exercisable if the Company does not commute the reinsured business on December 31, 2007. The Convertible Preferred Stock issued upon exercise of the warrants would represent approximately 35% of the outstanding Common Stock after conversion.

         (2) The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders.

         (3) The holders of the Preferred Stock have no right to vote in any election of directors of the Company or any other matters.

         (4)      Convertible into Common Stock at $28.44 per share.

                              INDENTURE SECURITIES

8.       Analysis of Indenture Provisions.

         The Exchange Notes will be issued under the terms of an indenture to be entered into between the Company and Wells Fargo Bank Minnesota, N.A., as trustee (the "Indenture"). The following is an analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended:

         (A)      Events of Default; Withholding of Notice of Default.

                  Pursuant to the Indenture, an "Event of Default" will occur if:

                         (a) default in the payment of the principal of or premium, if any, on the Notes when due at maturity, upon redemption or otherwise, including failure by the Company to purchase the notes when required; or

                         (b) default in the payment of any installment of interest on the Notes as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or

                         (c) a failure on the part of the Company to duly observe or perform any other covenants or agreements on the part of the Company in the Indenture (other than a default in the performance or breach of a covenant or agreement that is specifically dealt with elsewhere in this Section) that continues for a period of 90 days after the date on which written notice of such failure, requiring the Company to remedy the same, shall have been given to the Company by the Trustee, or to the Company and a responsible officer of the Trustee, by the holders of at least 25% in aggregate principal amount of the notes at the time outstanding; or

                         (d) an event of default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries), whether such indebtedness or guarantee now exists or shall be created after the date hereof, which default
                         (i) is caused by a failure to pay principal or interest on such indebtedness prior to the expiration of the grace period provided in such indebtedness (a "Payment Default") or (ii) results in the acceleration of such indebtedness prior to its expressed maturity and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10,000,000 or more; or

                         (e) final judgments or decrees shall be entered by a court of competent jurisdiction against the Company or any of its subsidiaries involving liabilities of $25,000,000 or more (singly or in the aggregate) (after deducting the portion of such liabilities accepted by a reputable insurance company) and such final judgments or decrees shall not have been vacated, discharged, satisfied or stayed pending appeal within 60 days from the entry thereof; or

                         (f) the Company shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it or shall make a general assignment for the benefit of creditors or shall fail generally to pay its debts as they become due; or

                         (g) an involuntary case or other proceeding shall be commenced against the Company seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 consecutive days;

                         then, and in each and every such case (other than an Event of Default specified in (f) or (g)), unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding, by notice in writing to the Company (and to the Trustee if given by noteholders), may declare the principal of, premium, if any, on the notes and the interest accrued thereon to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable, anything in the Indenture or in the notes contained to the contrary notwithstanding. If an Event of Default specified in (f) or (g) occurs and is continuing, the principal of all the notes and the interest accrued thereon shall be immediately due and payable. The foregoing provision is subject to the conditions that if, at any time after the principal of the notes shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all notes and the principal of and premium, if any, on any and all notes that shall have become due otherwise than by acceleration (with interest on overdue installments of interest (to the extent that payment of such interest is enforceable under applicable law) and on such principal and premium, if any, at the rate borne by the notes, to the date of such payment or deposit) and amounts due to the Trustee, and if any and all defaults under this Indenture, other than the nonpayment of principal of, premium, if any, and accrued interest on notes that shall have become due by acceleration, shall have been cured or waived, then and in every such case the holders of a majority in aggregate principal amount of the notes then outstanding, by written notice to the Company and to the Trustee, may waive all defaults or

                         Events of Default and rescind and annul such declaration and its consequences; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or Event of Default, or shall impair any right consequent thereto. The Company shall notify a responsible officer of the Trustee, promptly upon becoming aware thereof, of any Event of Default.

                         In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of such waiver or rescission and annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the holders of notes and the Trustee shall be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the holders of notes and the Trustee shall continue as though no such proceeding had been taken.

                         The Trustee shall, within 90 days after the occurrence of a default, mail to all noteholders, as the names and addresses of such holders appear upon the note register, notice of all defaults of which a responsible officer has actual knowledge, unless such defaults shall have been cured or waived before the giving of such notice; provided that, except in the case of default in the payment of the principal of, premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as a responsible officer of the Trustee in good faith determine that the withholding of such notice is in the interests of the noteholders.

         (B)      Authentication and Delivery; Application of Proceeds.

                  Pursuant to the Indenture, the Trustee may appoint an authenticating agent that shall be authorized to act on its behalf and subject to its direction in the authentication and delivery of notes in connection with the original issuance thereof and transfers and exchanges of notes as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those sections to authenticate and deliver notes. For all purposes of the Indenture, the authentication and delivery of notes by the authenticating agent shall be deemed to be authentication and delivery of such Notes "by the Trustee" and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement in the Indenture or in the notes for the Trustee's certificate of authentication. Such authenticating agent shall at all times be a person eligible to serve as Trustee.

                  There will be no proceeds from the issuance of the Subordinated Notes.

         (C) Release or Release and Substitution of Property Subject to the Lien of the Indenture.

                  The Subordinated Notes are not secured by any assets of the Company.

         (D)      Satisfaction and Discharge.

                  Pursuant to the Indenture:

                  (I) (a) The Company may, at its option by board resolution, at any time, with respect to the notes, elect to have either paragraph (b) or paragraph (c) below be applied to the outstanding notes upon compliance with the conditions set forth in paragraph (d).

                  (b) Upon the Company's exercise under paragraph (a) of the option applicable to this paragraph (b), the Company shall be deemed to have been released and discharged from its obligations with respect to the outstanding notes on the date the conditions set forth in paragraph (d) below are satisfied (hereinafter, "legal defeasance"). For this purpose, such legal defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, which shall thereafter be deemed to be "outstanding" only for the purposes of the sections of and matters under this Indenture referred to in clauses (i) and
                  (ii) below and to have satisfied all its other obligations under such notes and this Indenture insofar as such notes are concerned, except for the following, which shall survive until otherwise terminated or discharged hereunder: (i) the rights of holders of outstanding notes to receive solely from the trust fund described in paragraph (d) below and as more fully set forth in such paragraph, payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due and (ii) continuing obligations under the Indenture.

                  (c) Upon the Company's exercise under paragraph (a) of the option applicable to this paragraph (c), the Company shall be released and discharged from its obligations under any covenant contained in the Indenture with respect to the outstanding Notes on and after the date the conditions set forth in paragraph (d) are satisfied (hereinafter, "covenant defeasance"), and the notes shall thereafter be deemed to be not "outstanding" for the purpose of any direction, waiver, consent or declaration or act of holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to the outstanding notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document, and such omission to comply shall not constitute a Default or an Event of Default under
                  (A), but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby.

                  (d) The following shall be the conditions to application of either paragraph (b) or paragraph (c) above to the outstanding
                  Notes:

                           (i) The Company shall have irrevocably deposited in
                  trust with the Trustee, pursuant to an irrevocable trust and security agreement in form and substance satisfactory to the Trustee, cash or non-callable U.S. government obligations maturing as to principal and interest at such times, or a combination thereof, in such amounts as are sufficient, without consideration of the reinvestment of such interest and after payment of all federal, state and local taxes or other charges or assessments in respect thereof payable by the Trustee, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof (in form and substance reasonably satisfactory to the Trustee) delivered to the Trustee, to pay the principal of, premium, if any, and interest on the outstanding notes on the dates on which any such payments are due and payable in accordance with the terms of the Indenture and of the notes as well as all other sums payable hereunder by the Company;

                           (ii) (a) No Event of Default shall have occurred or
                  be continuing on the date of such deposit, and (b) no Default or Event of Default under (A)(f) or (A)(g) above shall occur on or before the 123rd day after the date of such deposit;

                           (iii) Such deposit shall not result in a Default
                  under the Indenture or a breach or violation of, or constitute a default under, any other instrument or agreement to which the Company is a party or by which it or its property is bound;

                           (iv) In the case of a legal defeasance under
                  paragraph (b) above, the Company shall have delivered to the Trustee an opinion of counsel in form and substance reasonably satisfactory to the Trustee stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling applicable to such a defeasance or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the notes shall not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and shall be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and, in the case of a covenant defeasance under paragraph (c) above, the Company shall have delivered to the Trustee an officer's certificate and an opinion of counsel, in form and substance reasonably satisfactory to the Trustee, to the effect that holders of the notes shall not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and shall be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

                           (v) The holders shall have a perfected security
                  interest under applicable law in the cash or U.S. government obligations deposited pursuant to subsection (d) above;

                           (vi) The Company shall have delivered to the Trustee
                  an opinion of counsel, in form and substance reasonably satisfactory to the Trustee, to the effect that, after the passage of 123 days following the deposit, the trust funds shall not be subject to any applicable bankruptcy, insolvency, reorganization or similar law affecting creditors' rights generally;

                           (vii) Such defeasance shall not cause the Trustee to
                  have a conflicting interest with respect to any securities of the Company; and

                           (viii) The Company shall have delivered to the
                  Trustee an officers' certificate and an opinion of counsel in form and substance reasonably satisfactory to the Trustee, each stating that all conditions precedent specified herein relating to the defeasance contemplated by this Section have been complied with;

                  provided, that no deposit under clause (i) shall be effective to terminate the obligations of the Company under the notes or this Indenture prior to the passage of 123 days following such deposit.

                  (II) In addition to the Company's rights under the Section above, the Company may terminate all of its obligations under the Indenture when:

                           (a) (i) all notes theretofore authenticated and
                  delivered (other than Notes that have been destroyed, lost or stolen and that have been replaced, converted or paid as have been delivered to the Trustee for cancellation; and

                            (ii) the Company has paid or caused to be paid all
                  other sums payable hereunder and under the notes by the Company; or

                           (b) (i) the notes not previously delivered to the
                  Trustee for cancellation shall have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the Trustee upon delivery of notice,

                            (ii) the Company shall have irrevocably deposited
                  with the Trustee, as trust funds, cash, in an amount sufficient to pay principal of premium, if any, and interest on the outstanding notes, to maturity or redemption, as the case may be,

                            (iii) such deposit shall not result in a breach or
                  violation of, or constitute a default under, any agreement or instrument pursuant to which the Company is a party or by which it or its property is bound and (iv) the Company has delivered to the Trustee an officers' certificate and an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee, each stating that all conditions related to such defeasance have been complied with.

                  After (i) the conditions of Section (I) or (II) above have been satisfied, (ii) the Company has paid or caused to be paid all other sums payable hereunder by the Company and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent referred to in clause (i) above relating to the satisfaction and discharge of this Indenture have been complied with, the Trustee upon written request shall acknowledge in writing the discharge of the Company's obligations under the Indenture except for those surviving obligations.

         (E) Evidence to be Furnished to the Trustee as to Compliance with Conditions and Covenants.

                  Pursuant to the Indenture, The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers' certificate stating whether or not to the best knowledge of the signers thereof the Company is in compliance (without regard to periods of grace or notice requirements) with all conditions and covenants under the Indenture, and if the Company shall not be in compliance, specifying such non-compliance and the nature and status thereof of which such signer may have knowledge. The Company shall file with the Trustee written notice of the occurrence of any default or Event of Default within ten days of its becoming aware of any such default or Event of Default.

9.       Other obligors. None.

                 ----------------------------------------------

         Contents of application for qualification. This application for qualification comprises:

         (a)      Pages numbered 1 to 12, consecutively;

         (b) The statement of eligibility and qualification of Wells Fargo Bank Minnesota, N.A., as trustee, on Form T-1 under the indenture to be qualified; and

         (c) The following attached exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.

Exhibit T3A.1     Restated  and Amended Certificate of Incorporation of Penn
                  Treaty American Corporation. (1)

Exhibit T3A.2     Amendment to Restated and Amended Certificate of Incorporation
                  of Penn Treaty American Corporation.(2)

Exhibit T3A.3     2nd Amendment to Restated and Amended Certificate of
                  Incorporation of Penn Treaty American Corporation.*

Exhibit T3A.4     Statement with Respect to Shares, amending Restated
                  and Amended Certificate of Incorporation of Penn
                  Treaty American Corporation, as amended.*

Exhibit T3B       Amended and Restated By-laws of Penn Treaty American
                  Corporation, as amended. (3)


                                       12



Exhibit T3C       Indenture to be entered into between Penn Treaty American
                  Corporation and Wells Fargo Bank Minnesota, N.A., as trustee.
                  (4)

Exhibit T3D       Not applicable.

Exhibit T3E.1     Offering Circular dated August 28, 2002. (4)

Exhibit T3E.2     Letter of Transmittal dated August 28, 2002. (4)

Exhibit T3E.3     Letter to Clients dated August 28, 2002. (4)

Exhibit T3E.4     Letter to Broker-Dealers dated August 28, 2002. (4)

Exhibit T3E.5     Notice of Guaranteed Delivery dated August 28, 2002. (4)

Exhibit 3F A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended.*


* Filed herewith

(1) Incorporated by reference to Exhibit 3.1 of Penn Treaty American Corporation's Registration Statement on Form S-1 (File No. 033-92690).

(2) Incorporated by reference to Exhibit 3.1(b) to Penn Treaty American Corporation's Registration Statement on Form S-3 (File No. 333-22125).

(3) Incorporated by reference to Exhibit 3.2 to Penn Treaty American Corporation's Registration Statement on Form S-3 (File No. 333-22125).

(4) Incorporated by reference to Penn Treaty American Corporation's Schedule TO filed on August 28, 2002.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, PENN TREATY AMERICAN CORPORATION., a corporation organized and existing under the laws of Pennsylvania, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Allentown, and the Commonwealth of Pennsylvania, on the 28th day of August, 2002.

(SEAL)                                  PENN TREATY AMERICAN CORPORATION.




                                        By /s/ William W. Hunt
                                           --------------------------------
                                           William W. Hunt
                                           President and Chief Operating Officer

Attest:



By: /s/ A.J. Carden
    --------------------------------
    A.J. Carden
    Executive Vice President
    and Director

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          -----------------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                          -----------------------------

 _____ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
                               SECTION 305(b) (2)


                WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

A U.S. NATIONAL BANKING ASSOCIATION                         41-1592157
(Jurisdiction of incorporation or                           (I.R.S. Employer
organization if not a U.S. national                         Identification No.)
bank)

SIXTH STREET AND MARQUETTE AVENUE
Minneapolis, Minnesota                                      55479
(Address of principal executive offices)                    (Zip code)

                       Stanley S. Stroup, General Counsel
                WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION
                        Sixth Street and Marquette Avenue
                          Minneapolis, Minnesota 55479
                                 (612) 667-1234
            (Name, address and telephone number of agent for service)

                          -----------------------------

                        PENN TREATY AMERICAN CORPORATION
               (Exact name of obligor as specified in its charter)

PENNSYLVANIA                                                23-1664166
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

3440 LEHIGH STREET
ALLENTOWN, PA                                               18103
(Address of principal executive offices)                    (Zip code)

                          -----------------------------
                            UNSECURED DEBT SECURITIES
                       (Title of the indenture securities)
================================================================================

Item 1. GENERAL INFORMATION. Furnish the following information as to the trustee:

                  (a) Name and address of each examining or supervising authority to which it is subject.

                           Comptroller of the Currency
                           Treasury Department
                           Washington, D.C.

                           Federal Deposit Insurance Corporation
                           Washington, D.C.

                           The Board of Governors of the Federal Reserve System Washington, D.C.

                  (b) Whether it is authorized to exercise corporate trust powers.

                           The trustee is authorized to exercise corporate trust powers.

Item 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the trustee, describe each such affiliation.

                  None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15.  FOREIGN TRUSTEE.          Not applicable.

Item 16.  LIST OF EXHIBITS.         List below all exhibits filed as a part of
                                    this Statement of Eligibility. Wells Fargo
                                    Bank incorporates by reference into this Form T-1 the exhibits attached hereto.

          Exhibit 1.       a.       A copy of the Articles of Association of the
                                    trustee now in effect.**

          Exhibit 2.       a.       A copy of the certificate of authority of
                                    the trustee to commence business issued June
                                    28, 1872, by the Comptroller of the Currency to The Northwestern National Bank of
                                    Minneapolis.*

                           b. A copy of the certificate of the Comptroller of the Currency dated January 2, 1934, approving the consolidation of The Northwestern National Bank of Minneapolis and The Minnesota Loan and Trust Company of Minneapolis, with the surviving entity being titled Northwestern National Bank and Trust Company of Minneapolis.*

                           c. A copy of the certificate of the Acting Comptroller of the Currency dated January 12, 1943, as to change of corporate title of Northwestern National Bank and Trust Company of Minneapolis to Northwestern National Bank of Minneapolis.*

                           d. A copy of the letter dated May 12, 1983 from the Regional Counsel, Comptroller of the Currency, acknowledging receipt of notice of name change effective May 1, 1983 from Northwestern National

                                    Bank of Minneapolis to Norwest Bank
                                    Minneapolis, National Association.*

                           e. A copy of the letter dated January 4, 1988 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation and merger effective January 1, 1988 of Norwest Bank Minneapolis, National Association with various other banks under the title of "Norwest Bank Minnesota, National Association."*

                           f. A copy of the letter dated July 10, 2000 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation effective July 8, 2000 of Norwest Bank Minnesota, National Association with various other banks under the title of "Wells Fargo Bank Minnesota, National Association."***

          Exhibit 3. A copy of the authorization of the trustee to exercise corporate trust powers issued January 2, 1934, by the Federal Reserve Board.*

          Exhibit 4.       Copy of By-laws of the trustee as now in effect.**

          Exhibit 5.       Not applicable.

          Exhibit 6. The consent of the trustee required by Section 321(b) of the Act.

          Exhibit 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is filed in paper format pursuant to Form SE, filed with the Securities and Exchange Commission on or about August 26, 2002.

          Exhibit 8.       Not applicable.

          Exhibit 9.       Not applicable.




          * Incorporated by reference to exhibit number 25 filed with registration statement number 33-66026.

          ** Incorporated by reference to the exhibit of the same number to the trustee's Form T-1 filed as exhibit 99.T3G to the Form T-3 dated July 13, 2000 of GB Property Funding Corp. file number 022-22473.

          *** Incorporated by reference to exhibit number 2f to the trustee's Form T-1 filed as exhibit 25.1 to the Current Report Form 8-K dated September 8, 2000 of NRG Energy Inc. file number 001-15891.


                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank Minnesota, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 26th day of August 2002.






                                            WELLS FARGO BANK MINNESOTA,
                                            NATIONAL ASSOCIATION


                                            /s/ Michael T. Lechner
                                            ------------------------------------
                                            Michael T. Lechner
                                            Assistant Vice President

                                    EXHIBIT 6




August 26, 2002



Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.





                                            Very truly yours,

                                            WELLS FARGO BANK MINNESOTA,
                                            NATIONAL ASSOCIATION


                                            /s/ Michael T. Lechner
                                            ------------------------------------
                                            Michael T. Lechner
                                            Assistant Vice President